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                                                                    Exhibit 99.1


Fellow Stockholders:

2000 was a tumultuous year for Medinex Systems, Inc. Like many Nasdaq companies, our stock price suffered as equity markets recorded one of their worst years in history. By the end of the year, our stock price had dropped 90 percent and our working capital had dwindled to dangerously low levels. With capital markets tightening and Wall Street focused on nearer term profitability for start-up companies, we re-evaluated and refocused our corporate strategy.

In 1999, benefiting from then-strong capital markets and a recently completed Initial Public Offering, the Company embarked on a rapid expansion plan that included 10 acquisitions. By the end of 1999 we were setting revenue growth records and were rapidly releasing new products. However, that growth required substantial infusions of both cash and human resources. As mid-2000 approached, it became clear that we needed to direct our increasingly scarce resources to our most promising products and markets. Reflecting our focus on and commitment to the rapidly developing healthcare technology market, we renamed the Company Medinex Systems, Inc. in July of 2000.

eHealthcare Information Management

In the short time since we started our Company, massive changes in healthcare technology have steadily increased. Never before in our history have we seen healthcare undergo such rapid change and improvement due to technology.

From the development of new drugs and drug delivery systems to MRIs, laser surgery and heart pacemakers, advances in technology have led to phenomenal advances in the quality and effectiveness of medical care.

Compared to these and other advances in the practice of medicine itself, the application of technology to the information processing needs of healthcare delivery is in its infancy. Remarkably, the vast majority of medical record data in this country is still managed on paper. Fax machines, mail and courier services are jammed with paper-based medical records and prescriptions being transferred between clinics, labs, hospitals, doctors and patients.

In November of 2000, the federal government released rules implementing the Health Insurance Portability and Accountability Act (HIPAA). This controversial legislation has far-reaching implications that will drive the use of electronic information in healthcare. HIPAA requires improved efficiency in healthcare by standardizing electronic data interchange and protecting the confidentiality and security of healthcare data. Compliance with the system, applicable to all healthcare providers, will require sweeping changes in most healthcare transaction and administrative systems.

Technologies are now being created to improve many areas of healthcare, including clinical activity, medical records, insurance processing and others. The promise of these new healthcare technologies is far-reaching -pharmaceutical companies can get better drug trial data from electronic medical record databases; insurance companies can process claims more efficiently; and doctors can benefit from improved research and clinical data analysis of patient information. We have worked hard to make sure that Medinex is positioned to benefit from this amazing revolution.
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Medinex Office, our Internet-based practice management system, is designed to be at the core of this information management revolution. Whether in a doctor's office, clinic or hospital, our system is designed to be the central repository of information - the database with which other clinical and insurance-related technologies are integrated. We also have developed Web-based tools to help healthcare professionals, insurance companies, suppliers and patients communicate electronically in a secure HIPAA-compliant manner.

Product Strategy

Medinex's strategy is to capitalize on opportunities in the rapidly evolving electronic healthcare marketplace. Medinex Office is the cornerstone of our product strategy. This state-of-the-art software product, written in JAVA, provides comprehensive office-management functions including scheduling, claims processing, billing, and medical records management.

Since the software runs both in the health practitioner's office and on the Internet, it can be accessed 24 hours a day from anywhere in the world. Our configuration provides the highest level of data security and reliability to healthcare professionals. Doctors can access medical records and schedules from home, branch offices, hospitals and medical clinics. Redundant servers in our data center automatically back up their critical data.

An important component of our Medinex Office solution is our new MxSecure Messaging product. The system makes it very easy for healthcare professionals to send and receive encrypted messages (e-mail, medical records, lab results) using their existing e-mail accounts. It also enables convenient, secure and HIPAA-compliant doctor-to-patient e-mail communication. Finally, patients and healthcare professionals can enjoy the enormous benefits of efficient e-mail communication while ensuring the patient's privacy.

To date, our top line revenues have been produced by our Pinnacle MedSource and MedMarket.com operations. Pinnacle MedSource, headquartered near Atlanta, Georgia, is now selling more than 1,000 different products using traditional distribution, as well as online through our network of Web sites. This online ordering system is integrated with our Medinex Office system. In the future, the software will track users' consumption of medical supplies and will have the ability to automatically reorder from Pinnacle MedSource.

In the year 2000, our client base at MedMarket.com grew dramatically, from 350 to more than 700 medical equipment manufacturers, distributors and service providers. MedMarket has helped build our Medinex brand and gives us a high-profile position in the evolving online medical marketplace. For example, throughout most of the year, MedMarket.com maintained a top ten rating at the AOL search engine for the search term "medical supplies."
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Going forward, however, it is the widespread distribution and implementation of
Medinex Office software that will drive our growth. Today, we have a handful of physician's office beta test sites that have proven enormously helpful. We expect to begin implementation of Medinex Office in selected large-scale healthcare provider organizations later this year.

Building the Future Together

Medinex has taken a collaborative approach to penetrating this new healthcare technology market. We are building a nationwide network of distribution partners and Value Added Resellers (VARs) to market our products. We have developed a version of our Medinex Office product specifically to meet the technology and business needs of the medical software VAR market. Also, Medinex is one of seven founding members of the Community Health Information Consortium. Other founding members of the Consortium include Compaq Healthcare Solutions Group, Hitachi Healthcare Solutions Group and Oracle. The goal of the Consortium is to bring technology vendors together to assist local healthcare professionals in creating systems to reduce administrative and clinical costs. The Consortium promises to be a national leader in promoting greater use of members' products within large healthcare organizations.

2000 Operating Results

Revenues increased from $0.7 million in 1999 to $4.6 million in 2000, but losses mounted. Early on in the year, it became clear we would have to make adjustments. Votenet, our public policy and political division, was expanding rapidly but losses were increasing. As a result, we made the decision to focus our efforts on healthcare technology - a much larger market that provides the Company with greater opportunity and that better reflects our core competency. Throughout the year, we worked to divest the Company of the Votenet division. In February of 2001, we sold our Votenet assets in a transaction that improved our working capital and completed our transition to a company completely focused on healthcare technology.

In July, we began cutting back operations and concentrating our efforts on the products that we felt offered the best combination of growth and profitability. As payroll was our greatest expense, we needed to reduce costs by eliminating jobs. This was a tough choice to make, but we needed to move quickly to improve our vitality and to weather the storm on the horizon. By the end of the year, we had dropped from a peak staff of more than 180 in July to 83 employees. The subsequent sale of Votenet in February 2001 has left the Company with 35 employees, resulting in a substantially lower overhead burden. Most importantly, however, we now have a robust, elegant software product - fully developed and ready for widespread implementation. This product is being supported by a healthy and growing medical distribution business.

When I wrote you last year, I said that our goal was to generate positive EBITDA (earnings before interest, taxes, depreciation and amortization) during 2001. That is still our goal. We see the achievement of this objective as the most important next step in the development of the Company. We've also established objectives for the ongoing expansion of our distribution network and users of our Medinex Office software. An increased number of distributors and clients for Pinnacle MedSource, MedMarket and Medinex Office are the critical metrics we've established as priorities in 2001.
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I would like to welcome several important new members to our team: Colin
Christie as Chief Operating Officer; Kelly Prior as Chief Financial Officer; and Board members Dr. Robert Gober and R. Scot Haug. These individuals bring a depth of experience in high tech, finance, and healthcare to our Company. We are fortunate to have attracted such great talent and I look forward to the contributions they will make to our future success. My thanks to outgoing Board members Drew Wahlin and Doug Carnahan. Their contribution has been invaluable in these early formative years.

Finally, I would like to take the opportunity to acknowledge the employees who have made great contributions to the Company's progress. We have a talented, dedicated and highly motivated team that is working hard to make Medinex a leader in the coming healthcare technology revolution. They are working for you, carving out an opportunity where one of the world's largest marketplaces, healthcare, meets the greatest technology movement in its history.

Anthony J. Paquin
Chairman